UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 30 May 2012

France Telecom-Orange completes its tender offer on the Egyptian mobile operator, Mobinil

MT Telecom, a fully-owned subsidiary of France Telecom-Orange, submitted a Mandatory Tender Offer (MTO) to the Egyptian Financial Supervisory Authority on 12 April 2012 to acquire up to 100 million shares, or 100%, of the Egyptian Company for Mobile Services (ECMS) at a share price of 202.5 EGP.

France Telecom-Orange announced today that its subsidiary, MT Telecom, has successfully settled the MTO through the acquisition of 93,922,559 shares of ECMS, thus, increasing its indirect economic ownership in ECMS from 36.36% to 93.92%. In line with a previous shareholder agreement, announced in February 2012. Orascom Telecom Media and Technology have retained directly 5% of the capital of ECMS.

France Telecom-Orange intends to ensure that, in the medium term and if the conditions allow it, up to 15% of ECMS’s shares are held by Egyptian shareholders, whether these are private or public companies, or individual shareholders.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 171,000 employees worldwide, including 105,000 employees in France, and sales of 10.9 billion euros in the first three months of 2012. Present in 33 countries, the Group had a customer base of 225 million customers at 31 March 2012, including 181 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 March 2012, the Group had 166 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

Disclaimer

The distribution of this press release may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.

This press release does not constitute an offer for ECMS shares in any jurisdiction.

This press release does not, and shall not, in any circumstances constitute a public offering of shares, or global depositary shares representing such shares, in OTMT (“OTMT Securities”), nor an invitation to the public in connection with any offer. The acquisition of the OTMT Securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. OTMT takes no responsibility for any violation of any such restrictions by any person.

This press release is not an offer for sale of OTMT Securities in the United States. OTMT Securities may not be held by U.S. persons, other than persons that are both (a) a ‘‘qualified institutional buyer’’ as such term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended, and (b) a “qualified purchaser” as defined in the U.S. Investment Company Act of 1940, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 31, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations